Exhibit 99.1

May 3, 2018

Q1 2018 – Conference Call

The spoken word shall prevail.

Alexandra Goller, Associate Director Corporate Communications & IR, MorphoSys AG

Good afternoon, good morning and welcome to our Q1 2018 conference call and webcast. My name is Alexandra Goller, Associate Director Corporate Communications & Investor Relations at MorphoSys.

Slide 2: Today on the Call

With me on the call today are Simon Moroney, our CEO, and Jens Holstein, our CFO.

Slide 3: Safe Harbor

Before we start, I would like to remind you that during this conference call, we will present and discuss certain forward-looking statements concerning the development of MorphoSys’s core technologies, the progress of its current research and development programs and the initiation of additional programs. Should actual conditions differ from the Company’s assumptions, actual results and actions may differ from those anticipated. You are therefore cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Slide 4: Agenda

Simon will start by giving you an operational review of the first quarter and main events after the end of the reporting period as well as an outlook for the rest of this year. After that, Jens will review the financial results for the first quarter. The presentation will last about 20 minutes.

After the presentation, we will all be available for your questions. You will find the slide deck on our corporate website. I would now like to hand over to Simon Moroney.

Speaker: Dr. Simon Moroney, CEO, MorphoSys AG

Slide 5: Operational Review Q1 2018 and Outlook 2018

Thank you Alexandra, and also from me, a warm welcome to the call.

Slide 6: Operational Highlights Q1 2018 and beyond

The first few months of the year have been extremely positive for MorphoSys. Progress in our pipeline was strong, led by important developments in our lead program MOR208. Our royalty participation in Janssen’s Tremfya (guselkumab) is growing as new country approvals are added. And just after the quarter ended, we executed a very successful Nasdaq IPO, strengthening our balance sheet and broadening our U.S. shareholder base.

Jens will talk about the Nasdaq listing later, but let me briefly comment on it here, as we know it came as a surprise to some of you. MOR208 had a lot to do with our decision to list in the U.S. Armed with breakthrough therapy designation from the FDA, and now with a clear view of the path to market, we decided to focus on commercializing MOR208 in the U.S. and plan to build an organization there for this purpose. This was a clear message to investors in the Nasdaq IPO, which was well received and contributed to such a smooth and successful offering.

With that, I’ll now move into the review of the quarter, starting with MOR208.

Slide 7: Proprietary Portfolio – MOR208

As a brief reminder, we are currently investigating MOR208 in two types of B cell malignancies, relapsed/refractory DLBCL and BTK-inhibitor-refractory or intolerant CLL and SLL. Our current focus is on patients with relapsed or refractory DLBCL who are ineligible for high-dose chemotherapy and autologous stem cell transplantation. We see a particularly high unmet medical need for this patient group and are currently conducting two trials in this setting, namely L-MIND and B-MIND.

In our year-end results call two months ago, we presented updated L-MIND data based on a new cut-off date of December 12, 2017. We also reported from our talks with the FDA under the current breakthrough therapy designation. Without going through those results again, we are very encouraged by the excellent response rates we saw, and particularly by the duration of those responses. Recall that the median progression-free survival seen in these relapsed or refractory DLBCL patients receiving a combination of MOR208 and lenalidomide was not reached, but the PFS rate at 12 months was 50.4%. We are very pleased that these data, based on 68 patients available for efficacy assessment, are very much in line with those from an earlier cut-off, at 44 patients, which were presented at ASH 2017.

We have been encouraged by our interactions with the FDA and believe that when it’s completed, L-MIND could form the basis for regulatory filing and approval in the U.S. This expectation is behind our current planning, which is as follows. The 81st and last patient into the trial was recruited in November of last year. With 12 months of follow-up, we will have a database lock at the end of this year, with full data expected in the first half of next year. For this reason, we may not submit data from L-MIND for release at ASH this year, but will keep you posted if this should change. As you can imagine, we’re more focused on doing the right things to support the regulatory submission than on early publication. The rate-limiting step on the path to submission is currently manufacturing. This apparently often happens to companies receiving breakthrough therapy designation. We have a robust and well-established process running at a leading contract manufacturer, and are now producing at commercial scale, but the need to validate the process over multiple runs will take time. We hope to undertake a rolling submission to the FDA, with the last part of the package being available late next year, which means an approval, assuming a satisfactory data package of course, could be expected in the first half of 2020.

We are planning to start commercialization in the U.S. according to this timeline. We have initiated the search for key senior positions and will set up a U.S. affiliate shortly.

We also see potential for MOR208 in other lines of DLBCL treatment and in other B-cell malignancies. We are therefore evaluating additional trials with the goal of expanding a potential MOR208 franchise and making this promising agent available to as many patients as possible. We expect to be able to communicate our plans for further development of MOR208 in the second half of this year.

Meanwhile, the B-MIND trial continues as per plan. Recall that this is a phase 3 study evaluating MOR208 plus bendamustine versus rituximab plus bendamustine in r/r DLBCL. We are currently anticipating completion of this trial late next year.

The third MOR208 clinical trial is COSMOS, which is looking at MOR208 plus idelalisib or venetoclax in CLL/SLL. Here, we have completed recruitment of the idelalisib cohort and hope to complete enrollment to the venetoclax cohort soon. We will present data from this trial at one or more appropriate medical conferences later this year. Last week, we were notified that we have been accepted for poster presentation of data from the patient cohort treated with MOR208 plus idelalisib at the upcoming European Hematology Association conference in June 2018.

Slide 8: Proprietary Portfolio – MOR202

Let me now switch to MOR202, our proprietary anti-CD38 antibody in development for the treatment of multiple myeloma.

We are currently in the final stage of our ongoing phase 1/2a study of MOR202 with low-dose dexamethasone, either alone or in combination with pomalidomide or lenalidomide in relapsed/refractory multiple myeloma. We completed patient enrollment in the middle of last year, and we expect to report data at one or more medical conferences later this year. One of these will be the EHA conference in June: we were notified a few days ago that we will have an oral presentation of data from the trial at that meeting.

We expect our Chinese partner I-Mab Biopharma will start the clinical development of MOR202 in multiple myeloma in China by the end of the year. Meanwhile, we continue to evaluate potential partnerships to develop MOR202 in multiple myeloma for other territories.

We are also continuing our planning of a clinical trial of MOR202 in non-small-cell lung cancer.

Slide 9: Proprietary Portfolio – MOR106

The next compound from our Proprietary Development segment where we have seen great progress is MOR106. This, potential first-in-class antibody targeting IL-17C, is currently in co-development with Galapagos for the treatment of atopic dermatitis. In February of this year, we presented results at the AAD Meeting in San Diego from our phase 1 study of MOR106 in patients suffering from moderate to severe atopic dermatitis. In the study, MOR106 was shown to be generally well-tolerated and we saw first signs of clinical activity. Although efficacy was just an exploratory endpoint of the trial and treatment duration of 4 weeks was relatively short, at the highest dose level, 5 out of 6 patients reached an improvement of at least 50% of their atopic dermatitis symptoms, the so called EASI-50 score. We also observed a durable effect of the antibody lasting for more than two months after the last administration of the antibody.

Based on these phase 1 findings, we have decided together with Galapagos to move the program into phase 2, and just two days ago, we reported the enrollment of the first patient. The so-called IGUANA trial will evaluate three different intravenous doses of MOR106 and two different dosing schemes in 180 patients with moderate to severe atopic dermatitis over a 12-week treatment period.

This is an area of major unmet medical need, which we expect to be transformed by biologic therapies, in the way other inflammatory indications such as psoriasis have been transformed in the last two decades. We also see potential for MOR106 in other indications.

Slide 10: Partnered Discovery Portfolio – Highlights

I will turn now to the highlights in our Partnered Discovery segment. Overall this segment comprises more than 100 programs currently in R&D, 23 of which are in clinical development. In the interest of time, I will only mention two programs here, Janssen’s Tremfya® (guselkumab) and Roche’s gantenerumab.

You will recall the first approvals of Tremfya® last year for the treatment of moderate to severe plaque psoriasis in the US, Europe and Canada. We were very pleased to report additional Tremfya® approvals in April this year, namely in Brazil, Australia and South Korea for plaque psoriasis, and in Japan for the treatment of three forms of psoriasis and for psoriatic arthritis.

Janssen is currently investigating Tremfya® in further phase 3 trials in psoriasis and in psoriatic arthritis and has announced plans for a development program in Crohn’s disease. Several phase 3 trials in psoriasis are scheduled for primary completion in 2018, including a very interesting head-to-head study comparing Tremfya® to Novartis’s secukinumab (Cosentyx®) in plaque psoriasis. We are delighted to see such a broad clinical development program and are optimistic that it could become a large and successful drug.

For gantenerumab, Roche published data from open label extension trials of gantenerumab in Alzheimer’s patients at the Alzheimer’s and Parkinson’s Disease conference AAT in March of this year in Torino. Gantenerumab showed greater and consistent amyloid beta reduction in the brain after one year of treatment at higher doses in those studies in patients with prodromal to mild Alzheimer’s disease compared to lower dosing. Based on these findings, Roche has announced plans to initiate two new pivotal phase 3 trials, named GRADUATE-1 and GRADUATE-2, in patients with prodromal and mild Alzheimer’s disease, later this year. The start of these trials shows our partner’s ongoing commitment to Alzheimer’s disease and specifically to the amyloid hypothesis.

Slide 11: Our Pipeline

To conclude, at the end of the first quarter, the MorphoSys pipeline comprised 115 programs in R&D. These include 1 program on the market and 28 programs in clinical development. Overall, clinical data and potential regulatory milestones from a number of programs could be published during the year. As always, we have no control over what our partners communicate, but there is obviously the potential for a lot of data to come. A number of these programs, for example MOR103, just to name one, have the potential to be major value drivers for MorphoSys. We look forward to updating you on all of these programs in the future.

That concludes my operational review, I will now hand over to Jens for his wrap-up of the financials.

Slide 12: Financials Q1 2018 & Guidance 2018

Speaker: Jens Holstein, CFO, MorphoSys AG

Thank you, Simon.

Ladies and Gentlemen, also from my side a warm welcome to all of you and thanks for your interest in the Company. Let me start the financial section with an overview of the most important financial figures for the first three months of 2018.

Slide 13: Income statement Q1 2018

Let’s start with our P&L statement on page 13. Group revenues totaled 2.8 million Euro, compared to revenues of 11.8 million Euro in the first quarter of 2017. The decline has been expected and is driven by the completion of the active partnership with Novartis, which ended in accordance with the contract in November 2017. As the royalty reporting from Janssen for Q1 2018 has not been received yet, Tremfya® royalties booked for Q1 2018 were estimated based on Tremfya® sales in previous months.

Total operating expenses decreased by 19% to 21.9 million Euro. The expenses thereof for research and development were 17.2 million Euro as compared to 22.9 million Euro in the previous year. General and administrative expenses increased to 3.9 million Euro, from 3.4 million Euro. Starting in the first quarter of 2018, we introduced a new line item in the profit and loss statement for selling expenses due to the expected rising importance of those expenses in connection with the planned preparations for the commercialization of MOR208.

In the first three months of 2018, earnings before interest and taxes (EBIT) came in at minus 19 million Euro, in comparison to minus 14.9 million Euro in the first quarter 2017. The operational loss reflects the expected revenue decrease as well as the ongoing spend for clinical development of the Company’s proprietary drug candidates.

Our consolidated net loss after taxes in Q1 2018 amounted to 19.5 million Euro, compared to a net loss after taxes of 15 million Euro in Q1 2017. The earnings per share for Q1 2018 were minus 67 Eurocent, after minus 52 Eurocent in Q1 of 2017.

Slide 14: Segment Reporting Q1 2018

Let’s move to the segment reporting on page 14 of the presentation:

In our Proprietary Development segment we focus on the research and clinical development of our own drug candidates mainly in the fields of cancer and inflammation. In the first quarter of 2018, this segment recorded revenues in the same amount as in previous year’s Q1 of 0.2 million Euro.

Expenses for proprietary R&D including technology development declined to 15.5 million Euro, as compared to 19.0 million Euro in Q1 2017. The year-on-year decline in the proprietary development expenses is mainly due to decreased development costs for MOR202 in connection with the licensing agreement with I-Mab from November 2017. Consequently, the segment EBIT of proprietary development came in at minus 15.9 million Euro compared to minus 18.9 million Euro in the previous year.

In the Partnered Discovery segment, we apply our proprietary technology to discover new antibodies for third parties. We benefit from our partners’ development advancements through R&D funding, licensing fees, success-based milestone payments and royalties. In the first quarter of 2018, revenues were 2.6 million Euro compared to 11.6 million Euro in Q1 2017.

As a consequence, EBIT in the Partnered Discovery segment was 0.6 million Euro as compared to 7.3 million Euro in Q1 2017.

Slide 15: Balance Sheet (March 31, 2018)

Let’s move on to the balance sheet on slide 15. As of March 31, 2018, we recorded total assets of 392.2 million Euro. This represents a reduction of 23.2 million Euro compared to year-end 2017.

At the end of Q1, we had a cash position of 286 million Euro compared to 312.2 million Euro on December 31, 2017. Please be aware that the cash position is now for the first time reported under different line items of the balance sheet than it has been for the full year results 2017. Since we have started to apply IFRS 9 on January 1, 2018, you now find the liquidity items on the balance sheet under the following line items: cash and cash equivalents; financial assets at fair value through profit or loss; and other financial assets at amortized costs.

This cash position does not include net proceeds, after deduction of all costs, of approximately 177 million Euro from the capital increase with our successful Nasdaq listing.

The number of shares issued remained unchanged compared to the end of 2017 and totaled 29,420,785 at the end of Q1 2018. This number does not include shares issued in connection with our Nasdaq listing.

Slide 16: Nasdaq IPO

Speaking of the IPO, let me just briefly summarize the main points from the offering. In April 2018, we successfully priced and closed an initial public offering at Nasdaq. The transaction comprised the sale of 2,075,000 new ordinary shares in the form of 8,300,000 American Depositary Shares (“ADSs”) in the base offering as well as the exercise in full of the underwriters’ option to purchase 311,250 additional new ordinary shares in the form of 1,245,000 additional ADSs, at a price of 25.04 US-Dollar per ADS, respectively. Four ADSs represent 1 ordinary share of MorphoSys. The new ordinary shares underlying the ADSs from the base offering and from the underwriters’ option represent about 8.1% of the registered share capital of MorphoSys prior to the consummation of the offering.

In summary, the IPO has enabled us to increase our exposure to new investors in the U.S. who either could not invest or have not invested in MorphoSys based on our Frankfurt listing. We are very happy to have gained new investors, and we look forward to working with and for all MorphoSys shareholders going forward, on either side of the Atlantic.

Slide 17: Financial Guidance FY2018

Before I conclude my section, I would like to re-confirm our financial guidance for 2018, which was first published in March in connection with the presentation of our 2017 annual report. For 2018, we anticipate total Group revenues in the range of 20 to 25 million Euro and an EBIT in the range of minus 110 to minus 120 million Euro. Proprietary R&D expenses including technology development in 2018 are anticipated in a corridor of 95 to 105 million Euro.

Ladies and gentlemen, MorphoSys is at a truly exciting stage of its corporate development. Propelled by the updated interim data from the L-MIND study and constructive ongoing talks with the FDA, we will now start building commercial capabilities in the U.S. in order to prepare for a potential commercialization of MOR208 as our first proprietary product candidate. This is a key activity in our plan to transform MorphoSys into a fully integrated biopharmaceutical company. Through our recent successful Nasdaq IPO, we further raised our profile in the U.S. and strengthened our financial position. Based on our financial capabilities, we will continue to invest in the further development of MOR208, in our other proprietary drug candidates as well as in our technological capabilities.

That concludes my review of the first three months of 2018, and I’ll now hand back to Alexandra for the Q&A session.

Slide 18: Q&A Session

Alexandra Goller, Associate Director Corporate Communications & IR, MorphoSys AG

Thank you, Jens. We will now open the call for your questions.

Q&A Session

Franc Gregori, Trinity Delta

Thank you. I have to confess this is very impressive stuff. My question is, you’ve now got very good cash resources, can I ask the obvious question, assuming everything works out, how will you expand in the U.S. for commercialization? Will you build a sales force de novo with all the infrastructure or are you going to possibly buy a small strategic play?

Simon Moroney, MorphoSys AG

Thanks, Franc, for the question. We’re looking at this at the moment. As you suggest, there are various ways one can go about this. We are looking at starting at the top, if you like, which is to hire key senior management for the U.S. organization. Whether the sales force would come from people that we’ve hired directly from the get-go or whether that would initially be contract sales force, for example, is something we are thinking about; whether we would consider acquisition of pre-existing company with its own sales force is also a possibility. Those are options that are under evaluation at the moment and no decision has been taken yet about how we will proceed. The key objective of course is that we are in position in roughly 2 years from now to be able to successfully commercialize MOR208, but there may be different ways to get to that point.

Franc Gregori, Trinity Delta

Yes, I get that, thanks Simon.

Mike King, JPM Securities

Hey guys, good morning and thanks for taking the question, it’s nice to be on the first MorphoSys call asking questions and welcome to the U.S. I have a couple of questions if you don’t mind, in no particular order, maybe Simon just starting with MOR208, with the advent of CAR-T cell therapies now with Kymriah gaining approval in DLBCL, is there any plan to examine MOR208 post CAR-T relapse or any dialogue with the FDA about their curiosity about data in that patient population?

Simon Moroney, MorphoSys AG

Yes, thanks Mike and it’s good for us also to have you on the call. Of course we are paying close attention to what’s going on in the CAR-T space and DLBCL, and we noted the approval of Kymriah in this indication. Currently the patient population of our trials and the CAR-T trials are a little bit different – our patients tend to be a bit older, a bit more frail, with a bit more comorbidities, whereas the CAR-T patients tend to be a little bit younger, little bit more robust to be able to withstand the treatment itself. So the patient populations at this stage at least are a little bit different.

As we mentioned during the talk, we see definite opportunities to take MOR208 into other lines of DLBCL. We are looking at frontline, for example, which is obviously a huge opportunity, but we’re also looking at the CAR-T space - in other words moving into those somewhat younger patients that are currently the type of patients who have been in CAR-T trials. So, we’re not thinking really also strategically about MOR208 being used post CAR-T, if anything, we’re thinking about MOR208 being used in front of CAR-T.

Mike King, JPM Securities

Sure, I understand that. I just didn’t know if there was any discussion about – because of the breakthrough therapy designation and prime designation for patients with unmet l need – if that represents an emerging population of patients with unmet need.

Simon Moroney, MorphoSys AG

Yes, how these things fit together remains to be seen of course, but specifically, that hasn’t been a topic that we discuss with the FDA how MOR208 would fit in ahead of or potentially behind CAR-T – that’s not been a subject for the discussion. As you can imagine our key focus is on getting it approved in the patient population that it’s being developed in currently and not discussing with the FDA where else it could be positioned.

Mike King, JPM Securities

Sure, okay. On MOR202, I just wanted to ask about, there was a small study I saw recently that I forgot what group it was, but suggesting that perhaps more rapid infusion times are possible, at the same time J&J is developing the PEGpH20 with Halozyme for a subcutaneous formulation, so I just wonder how that impacts your thinking about the development timelines for MOR202 and what the competitive landscape is going to look like assuming approval of – eventual approval of MOR202?

Simon Moroney, MorphoSys AG

Yes, just to explain that, we started out developing MOR202 with a two-hour infusion. We now are confident that we can get that down to 30 minutes. So, from that perspective at that duration, infusion time is really a nonissue. I think from a competitive positioning point of view, I think the way to think about this is that the CD38 space in multiple myeloma and potentially beyond multiple myeloma in solid tumors could be enormous. We’ve seen analyst estimates well up in the billions for multiple myeloma alone and if we see efficacy in solid and some solid tumor settings it could go well beyond that. So we’re delighted to have an anti-CD38 antibody that looks competitive in the clinic and are optimistic that it will have a place in what should be a very lucrative market for CD38 antibodies.

Mike King, JPM Securities

Yes, so I’d agree with that. And MOR106, can you talk about, there has been a lot of competition that’s recently emerged in atopic dermatitis, so maybe talk a bit about how you are benchmarking MOR106 performance and then maybe some any other indications you might contemplate with MOR106?

Simon Moroney, MorphoSys AG

Yes, I mean at this stage what we have is a phase 1 study with a limited number of patients which shows that we have an active molecule. The level of activity was encouraging and certainly justifies going into phase 2, which we’ve just started, but I think it’s premature to say how our efficacy stacks up against any of the other molecules in this space.

I think overall we think that atopic dermatitis will develop as the psoriasis market did over the last 15 to 20 years, when the TNFs came online and then of course the IL-17ies, now the IL-23ies. So you now see a range of biologics available which has totally transformed the treatment options available to psoriasis patients and we see the same happening in atopic dermatitis over the next, what 10, 15, 20 years. So having something with a novel mechanism of action, which MOR106 is, targeting a unique target in IL-17C, we think is actually a very exciting space to be, so we’ll see how the phase 2 trial goes, but we’re certainly encouraged by what we’ve seen so far.

Mike King, JPM Securities

Great and then just finally, I don’t know if Jens wants to comment about any update on guidance on revenue from Tremfya® given the recent significant performance of that molecule and J&J’s continued enthusiasm about the peak sales for the molecule?

Jens Holstein, MorphoSys AG

Sure Mike, I mean so far it has been a bit early to really be more precise on our expectations going forward, I mean we have indicated to the capital markets when we published our year-end figures of 2017 that we would expect Tremfya® royalties being in the range of €12 million to €17 million. We have confirmed that with yesterday’s announcement on our guidance.

We have so far for Q1 used an estimate for March, because we haven’t been able to receive reports from Janssen yet on how the exact figures have been for Tremfya® so far. But comparing what we know of Tremfya® at this stage, we feel confident that we will end up this year in that sort of €12 million to €17 million range. We have no other indication at this point in time that this is not achievable.

And as you pointed out, I mean we have continuously every other week some news on individual countries that they put on. Today, I saw an announcement from NICE. So I mean, there is, they – I’m very thrilled, I have to say – that they got the approval in psoriatic arthritis in Japan, so I think the way forward looks very promising. We got to see how things will develop, how the uptake in terms of Tremfya® will be. But we have a very solid ground that we feel confident with.

Mike King, JPM Securities

Okay guys, thanks for taking the questions.

Gary Waanders, Bryan Garnier

Hello guys and again thanks for taking the questions. Just on MOR208 and the filings process. You mentioned you would look to do a rolling submission and it’s understood what might be the case. So we should expect the CMC to be the last part of that. Just explain why it might take so long, I guess you got three batches to produce and validate, but if you’re expecting that to take you to the end of 2019, it seems like quite a long time for that?

Simon Moroney, MorphoSys AG

Yes, thanks Gary and it’s a good question. It’s actually several more rounds than that that we have to do. And it’s not any question of actually doing the runs, but it’s a question of harvesting the material obviously and doing all of the analytics that’s required, the document that the material is what we think it is.

In other words, the process itself is robust and fully reproducible in terms of the quality of the material what comes out. So our experts, and I take the word for this, tell me that it’s an extremely time-consuming and long process and we’re going as fast as we possibly can. Obviously, we don’t want to have anything slow this down, but it just takes its time and as it turns out, that will be the last part of the package and it will be ready in Q4 of next year.

Gary Waanders, Bryan Garnier

Okay and will there be any contribution of B-MIND data in the filing?

Simon Moroney, MorphoSys AG

No, no, this is purely and simply L-MIND and nothing from B-MIND will be a part of this.

Gary Waanders, Bryan Garnier

Okay and the last question I had and it’s – excuse me for going onto something fully off topic, is MOR107, so this was in a phase 1 study and you’ve kind of gone back to pre-clinical, what happened in the phase 1 that made you want to return to pre-clinical or maybe I’m getting something wrong?

Simon Moroney, MorphoSys AG

You’re right, we did a phase 1 study actually in healthy volunteers, so it was purely a safety study and it was completed successfully, meaning that at the doses we investigated, the substance was generally safe and well tolerated – so we satisfied ourselves with that.

As we were doing pre-clinical work with MOR107, we looked at a number of different indications and number of different settings and are still in the process of deciding which indication to go forward that certainly has potential in the number of different areas and we as yet haven’t taken the final decision of which indication we want to go forward with. We know we have a safe molecule based on the Phase 1 study in healthy volunteers, the decision now is about what indication to go forward in.

Gary Waanders, Bryan Garnier

Okay, thanks a lot.

Mick Cooper, Trinity Delta

Hi just got a quick follow-up question actually following on from Gary for MOR107. I was wondering how the lanthipeptide platform was developing and if there are any other products from that pipeline that could be entering the clinic sometime soon?

Simon Moroney, MorphoSys AG

Yes, thanks Mick. We have other candidate molecules in the early stages of R&D, I wouldn’t at this stage suggest that any of those are close to entering the clinic at this point. So we’ll certainly keep you posted if there are developments on that front.

Mick Cooper,Trinity Delta

Thank you.

Zoe Karamanoli, RBC

Hi, thanks for taking my question. I have two more questions following up on MOR106. And I’m wondering in the IGUANA Study, you were exploring doses of 1, 3, and 10 milligram per kilogram. And I wonder if perhaps if you can provide some background why you decided to go with the 3 milligrams rather than the 4 milligrams that was tested in the Phase 1?

Simon Moroney, MorphoSys AG

Yes, that’s a very good question, you are right, the Phase 1 study looked at 1, 4, and 10 milligrams and indeed the IGUANA is looking at 1, 3 and 10 milligrams. I have to admit I can’t help you on that, that’s something that we’d have to check with our clinical experts if there is a good reason which I assume there is why they’ve gone to 3 and not 4, but we’re happy to check that and get back to you.

Zoe Karamanoli, RBC

No problem. And on MOR106, if you could comment on the progress of the subcutaneous formulation or when do you think that we can have an update on that?

Simon Moroney, MorphoSys AG

Yes, this is progressing well. For an indication like this having a subcu formulation is basically a must. The molecule’s well behaved in term of the solubility and our ability to concentrate it for a subcu formulation, so that is on track and we will in the course of the clinical development plan to introduce a subcu formulation into clinical testing at some point in the future, that’s been integrated into the overall plan and as and when we’re ready to start that we’ll update you, but we don’t see that as being a limiting factor in the overall development plan.

Zoe Karamanoli, RBC

Thank you very much.

Dr. Simon Moroney, CEO, MorphoSys AG

To wrap up, we’re very excited with the position we’re in.

With MOR208, we could have a very rare and valuable asset, a drug candidate that may offer hope for patients suffering from r/r DLBCL and, perhaps, other B-cell malignancies as well. The company is focused on bringing this product to market as quickly as possible. Behind MOR208, we have several other promising proprietary programs in development that we look forward to advancing. Our highly successful Nasdaq listing gives us the firepower to be able to do this.

Meanwhile, our partnered pipeline continues to develop well. The royalty stream from Tremfya® is growing nicely and we expect news from other partner programs during the remainder of the year.

We look forward to keeping you informed of progress.

Alexandra Goller, Associate Director Corporate Communications & IR, MorphoSys AG

That concludes the call. If any of you would like to follow up, we are in the office for the remainder of the day. Thank you for your participation on the call and goodbye.

Tremfya® is a trademark of Janssen Biotech, Inc. Cosentyx® is a trademark of Novartis AG.